Via U.S. Mail                                                        September
6, 2018


Alejandro Vargas
Puebla Resources Corporation
Apartado Postal 3-3 Pitillal
CP 48290 Jalisco, Mexico


       Re:      Puebla Resources Corporation
                Form 10-K for the Fiscal Year Ended November 30, 2017 Filed January 19, 2018
                File No. 333-216651


Dear Mr. Vargas:

        We issued comments to you on the above captioned filing on July 31, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 20, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202)
551-3795 with any questions.

                                                     Sincerely,

                                                     /s/ John Reynolds

                                                     John Reynolds
                                                     Assistant Director
                                                     Office of Beverages,
Apparel and Mining